NAME OF REGISTRANT:
Franklin Real Estate Securities Trust
File No. 811-8034

EXHIBIT ITEM No. 77Q1(e):
Copies of any new or amended investment advisory contract of registrant.


               AMENDMENT TO MANAGEMENT AGREEMENT

This Amendment dated as of August 1, 1995, is to the Management Agreement dated January 3, 1994, by and between FRANKLIN REAL ESTATE SECURITIES TRUST, a Delaware business trust (the "Trust"), on behalf of FRANKLIN REAL ESTATE SECURITIES FUND (the "Fund"), a series of the Trust, and FRANKLIN ADVISERS, INC., a California corporation, (the "Manager"). The undersigned parties, intending to be legally bound, hereby agree as follows:

     (1)  Paragraph 4 B. is amended to read:

           B. The management fee payable by the Fund shall be reduced or eliminated to the extent that Distributors has actually received cash payments of tender offer solicitation fees less certain cost and expenses incurred in connection therewith and to the extent necessary to comply with the limitations on expenses which may be borne by the Fund as set forth in the laws, regulations and administrative interpretations of those states in which the Fund's shares are registered. The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services. The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the Fund's expenses, as if such waiver or limitation were full set forth herein.

     (2)   All other provisions of the Management Agreement dated
January 3, 1994, remain in full force and effect.

      IN WITNESS WHEREOF, we have signed this Amendment as of the date and year first above written.




FRANKLIN REAL ESTATE SECURITIES TRUST
On behalf of Franklin Real Estate
Securities Fund

By /s/D.R. Gatzek


FRANKLIN ADVISERS, INC.

By /s/H.E. Burns